EXHIBIT 12.1
Doral Financial Corporation
Computation of Ratio of Earnings to Fixed Charges

For the nine month
period ended
September 30, 2008
Including Interest on Deposits
Pre-tax income from continuing operations	$3,819
Plus:
Fixed Charges:	263,446

Total Earnings	$267,265

Fixed Charges:
Interest expensed and capitalized	$261,486
Amortized premiums, discounts, and capitalized expenses related to indebtedness	145
An estimate of interest component within rental expense	1,815

Total Fixed Charges	$263,446

Ratio of Earnings to Fixed Charges	1.01

Excluding Interest on Deposits Earnings:
Pre-tax income from continuing operations	$3,819
Plus:
Fixed Charges (excluding capitalized interest)	147,333

Total Earnings	$151,152

Fixed Charges:
Interest expensed and capitalized	$145,373
Amortized premiums, discounts, and capitalized expenses related to indebtedness	145
An estimate of interest component within rental expense	1,815

Total Fixed Charges	$147,333

Ratio of Earnings to Fixed Charges	1.03